UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 23)*
ESCALADE, INCORPORATED
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
296056-10-4
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	296056-10-4	13G	Page	2	of	5	Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. Identification No. of Above Person Robert E. Griffin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	5	SOLE VOTING POWER

NUMBER OF		362,033.629

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,771,296

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		362,033.629

WITH	8	SHARED DISPOSITIVE POWER

		2,771,296

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,133,329.629 See Item 4(a).

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

	Not Applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	24.54%

12	TYPE OF REPORTING PERSON*

	IN

CUSIP No.	296056-10-4	13G	Page	3	of	5	Pages
ITEM 1
(a)	NAME OF ISSUER: Escalade, Incorporated

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
817 Maxwell Avenue
Evansville, IN 47711
ITEM 2
(a)	NAME OF PERSON FILING: Robert E. Griffin

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
817 Maxwell Avenue
Evansville, IN 47711
(c)	CITIZENSHIP: U.S.A.

(d)	TITLE OF CLASS OF SECURITIES: Common Stock, no par value

(e)	CUSIP NUMBER: 296056-10-4
ITEM 3
     This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b). This statement is filed pursuant to Rule 13d-1(c)☑.
ITEM 4
OWNERSHIP
(a)	AMOUNT BENEFICIALLY OWNED:
     3,133,329.629 shares, including 5,000 stock options scheduled to vest in February, 2011. Mr. Griffin disclaims beneficial ownership interest of 1,800,000 shares owned by a family limited liability company and of 971,296 shares owned by a family limited partnership, except to the extent of his pecuniary interest therein. Such shares owned by the family limited liability company of the family limited partnership are also deemed to be beneficially owned by Mr. Griffin’s adult son, Patrick J. Griffin, which beneficial ownership is separately reported by Mr. Patrick J. Griffin.

CUSIP No.	296056-10-4	13G	Page	4	of	5	Pages
(b)	PERCENT OF CLASS:
24.54%

(c) (i) SOLE VOTING POWER: 362,033.629

(ii) SHARED VOTING POWER: 2,771,296

(iii) SOLE DISPOSITIVE POWER: 362,033.629

(iv) SHARED DISPOSITIVE POWER: 2,771,296
ITEM 5
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not Applicable
ITEM 6
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not Applicable
ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY:
Not Applicable
ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not Applicable

CUSIP No.	296056-10-4	13G	Page	5	of	5	Pages
ITEM 9
NOTICE OF DISSOLUTION OF GROUP
Not Applicable
ITEM 10
CERTIFICATION
     By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Date: February 10, 2011

/s/ ROBERT E. GRIFFIN

ROBERT E. GRIFFIN